Exhibit 99.1

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

F-1

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	April 30, 2025 Audited	October 31, 2025 Unaudited	October 31, 2025 Unaudited
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	129,552	54,989	42,259
Accounts receivable, net	38,384	47,623	36,598
Other current assets	140,400	105,326	80,943
Loan to third parties	400,000	-	-
Deferred offering costs	497,302	500,038	384,280
Inventories	310,007	311,655	239,507
Total current assets	1,515,645	1,019,631	783,587

Non-current assets
Property and equipment, net	286,558	208,047	159,884
Right-of-use assets	131,845	50,625	38,905
Total non-current assets	418,403	258,672	198,789

TOTAL ASSETS	1,934,048	1,278,303	982,376

LIABILITIES
Current liabilities
Accounts payable	93,931	58,010	44,581
Accruals and other payables	541,678	779,971	599,408
Amount due to major shareholders	2,995,423	3,755,423	2,886,043
Bank loans, current	55,613	56,951	43,767
Operating lease liabilities, current	109,142	40,368	31,022
Total current liabilities	3,795,787	4,690,723	3,604,821

Non-current liabilities
Bank loans, non-current	78,366	49,557	38,085
Operating lease liabilities, non-current	22,703	10,257	7,883
Total non-current liabilities	101,069	59,814	45,968

TOTAL LIABILITIES	3,896,856	4,750,537	3,650,789

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, Class A, USD 0.0001 par value and 950,000,000 share authorized and 10,601,750 shares issued and outstanding at April 30 and October 31, 2025	1,445	1,445	1,110
Ordinary shares, Class B, USD 0.0001 par value and 50,000,000 shares authorized and 15,125,251 shares issued and outstanding at April 30 and October 31, 2025	2,063	2,063	1,585
Additional paid-in capital	10,239,208	10,239,208	7,868,830
Subscription receivable	(37,251)	(37,251)	(28,627)
Accumulated other comprehensive loss	(1,143)	(5,321)	(4,089)
Accumulated deficit	(12,167,130)	(13,672,378)	(10,507,222)
Total shareholders’ deficit	(1,962,808)	(3,472,234)	(2,668,413)

TOTAL LIABILITIES AND EQUITY	1,934,048	1,278,303	982,376

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended October 31,
	2024 Unaudited	2025 Unaudited	2025 Unaudited
	S$	S$	US$
	Reclassification*
Revenue	63,129	87,617	67,334
Cost of Goods sold (excluding depreciation shown separately below)	(55,138)	(50,966)	(39,168)
Employee benefits expenses	(1,218,034)	(740,357)	(568,963)
Depreciation expenses	(95,602)	(89,026)	(68,417)
Operating lease expense	(70,281)	(82,720)	(63,571)
Research and Development Expenses	(149,493)	-	-
Other operating expenses	(546,188)	(771,045)	(592,549)
Reversal of allowance for expected credit loss of loan receivable	-	102,283	78,605
Loss from operations	(2,071,607)	(1,544,214)	(1,186,729)

Non-operating income :
Other income	57,431	41,885	32,189
Interest expense	(4,916)	(2,919)	(2,244)
Total non-operating income, net	52,515	38,966	29,945

Loss before income taxes	(2,019,092)	(1,505,248)	(1,156,784)
Income tax expense	-	-	-
Net loss	(2,019,092)	(1,505,248)	(1,156,784)

Weighted average number of outstanding ordinary shares
Basic and diluted	25,598,876	25,727,001	25,727,001

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.08)	(0.06)	(0.04)

*	Comparative amounts of S$72,914 were reclassified from costs of goods sold to employee benefits expenses (S$63,287) and other operating expenses (S$9,627) for consistency in presentation. Since the amounts were reclassification within costs of goods sold and operating expenses, the reclassification does not have any impact on the net loss.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares
	Shares Outstanding	Par value	Additional paid-in capital	Issued shares, Amount outstanding	Accumulated Other Comprehensive Loss	Accumulated deficit	Total shareholders’ deficit
		S$	S$	S$	S$	S$	S$
Balance as of May 1, 2025	25,727,001	3,508	10,239,208	(37,251)	(1,143)	(12,167,130)	(1,962,808)
Net loss	-					(1,505,248)	(1,505,248)
Translation Reserve	-	-	-	-	(4,178)		(4,178)

Balance as of October 31, 2025	25,727,001	3,508	10,239,208	(37,251)	(5,321)	(13,672,378)	(3,472,234)
		US$	US$	US$	US$	US$	US$
Balance as of October 31, 2025	25,727,001	2,695	7,868,830	(28,627)	(4,089)	(10,507,222)	(2,668,413)

	Ordinary shares
	Shares Outstanding	Par value	Additional paid-in capital	Issued shares, Amount outstanding	Shares subscribed, not issued	Accumulated deficit	Total shareholders’ equity
		S$	S$	S$	S$	S$	S$
Balance as of May 1, 2024	25,598,876	3,491	9,984,030	(37,251)	-	(7,030,066)	2,920,204
Net loss	-					(2,019,092)	(2,019,092)
Receipt of subscription monies	-	-	-	-	255,195	-	255,195

Balance as of October 31, 2024	25,598,876	3,491	9,984,030	(37,251)	255,195	(9,049,158)	1,156,307
		US$	US$	US$	US$	US$	US$
Balance as of October 31, 2024	25,598,876	2,683	7,672,727	(28,627)	196,117	(6,954,278)	888,622

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended October 31,
	2024 Unaudited	2025 Unaudited	2025 Unaudited
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,019,092)	(1,505,248)	(1,156,784)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Reversal of allowance for expected credit loss of loan receivable	-	(102,283)	(78,605)
Depreciation	95,602	89,026	68,417
Operating lease expenses	70,281	82,720	63,571
Change in operating assets and liabilities:
Account receivables	376,615	(9,239)	(7,100)
Other current assets	(95,274)	35,074	26,956
Inventories	31,059	(1,648)	(1,266)
Account payables	(288,010)	(35,921)	(27,605)
Accruals and other payables	(29,801)	238,293	183,128
Operating lease obligations	(70,281)	(82,720)	(63,571)

Net cash used in operating activities	(1,928,901)	(1,291,946)	(992,859)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(234,181)	(10,574)	(8,127)
Loan to third party	(51,622)	-	-
Receipt from Loan to third party		502,283	386,005

Net cash (used in)/provided by investing activities	(285,803)	491,709	377,878

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank loans	(413,612)	(27,471)	(21,112)
Proceeds from subscription	255,195	-	-
Loan proceeds from major shareholder	750,000	760,000	584,060
Repayment to major shareholder	(337,330)	-	-
Deferred offering cost	(120,001)	(2,736)	(2,103)

Net cash provided by financing activities	134,252	729,793	560,845

Translation loss	-	(4,119)	(3,166)

Net change in cash and cash equivalents	(2,080,452)	(74,563)	(57,302)

Cash and cash equivalents - beginning of year	2,312,107	129,552	99,561

Cash and cash equivalents - end of year	231,655	54,989	42,259

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	4,916	2,919	2,244
Cash paid for tax	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION
New shares issued with consideration receivable	37,251	-	-

The accompanying notes form an integral part of these unaudited consolidated financial statements.

F-5

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1 Organization and business overview

Phaos Technology Holdings (Cayman) Limited or the Company is an investment holding company incorporated on March 7, 2024 under the laws of the Cayman Islands. The Company, through its subsidiaries provides research and development, as well as the manufacturing and commercialization of advanced optical related technologies and products. Using its patented microsphere technology, the Company can significantly increase the magnification of existing traditional optical microscope by up to 4 times compared to its competitors, thereby allowing the Company’s client to see beyond the optical limit of 200nm in a cost effective manner. Currently, it is the only commercially available advanced optical microscope that can see below the 200nm optical limit with a commercially viable working distance.

In addition to selling optical and microscopy equipment, the Company develops software solution that is complimentary to the hardware equipment in order to provide partners and clients with a fully integrated hardware and software microscopy solution. The software is augmented by algorithms around Artificial Intelligence to allow for use cases in pathology and metrology, whereby partners and clients can use the software to further analyze what they see through the hardware equipment.

The Company and its subsidiaries are collectively referred to as the “Company”. The Company is headquartered in Singapore.

On November 29, 2024, the Company proceeded with an internal reorganization whereby Phaos Technology Private Limited (PTPL)became our indirect wholly-owned subsidiary through a share swap. Subject to completion of the restructuring, both the ordinary and preferential shares of PTPL were swapped on a 1:125 basis to Phaos Technology Holdings (BVI) Limited. Subsequently, the shares of Phaos Technology Holdings (BVI) Limited were swapped 1:1 to Phaos Technology (Cayman) Limited, where the holders of the ordinary shares of PTPL eventually being swapped to Class A Ordinary Shares, and the holders of preferential shares of PTPL being swapped to Class B Ordinary Shares.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Phaos Technology Holdings (Cayman) Limited	March 7, 2024	Parent Company	Cayman Island	Investment holding
Phaos Technology Holdings (BVI) Limited	March 7, 2024	Parent Company	British Virgin Islands	Investment holding
Phaos Technology Pte. Ltd.	August 28, 2017	100%	Singapore	Research and development and commercialization of advanced microscopy-related solutions, technologies and products.
Phaos Solutions Vietnam Co., Ltd	February 7, 2025	100%	Vietnam	Research and development and commercialization of advanced microscopy-related solutions, technologies and products.

F-6

2 Summary of significant accounting policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s unaudited condensed consolidated financial statements and have been consistently applied in the preparation of the financial statements. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the Company’s unaudited condensed consolidated financial statements.

Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. All inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Use of estimates

The preparation of unaudited condensed consolidated financial statements   in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include, but are not limited to the useful lives and impairment of long-lived assets, and collectability of accounts receivable and other current assets. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, and other receivables from third parties. These advances are reviewed periodically to determine whether their carrying value has become impaired. As of October 31, 2025, management believes that the Company’s other current assets are not impaired. As of October 31, 2025, loan to third parties has been fully impaired.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in, first-out principle. Due to the minimal amount of inventory, the Company does not operate a batch program that aggregates the number of units of similar inventory.

The cost of inventories include expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. General and administrative costs are not charged to inventory as they are not considered direct costs towards production.

The Company does not mortgage, pledge or subject any inventory to lien. Inventories by the Company is not collateralized in any form.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of October 31, 2025, the Company had not concluded its IPO hence professional fees are recorded as deferred offering costs. As of October 31, 2025, the accumulated deferred offering cost was S$500,038 (US$384,280).

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	lesser of lease term or expected useful life
Computers and software	3 years
Furniture and fittings	5 years
Office and production equipment	3 to 5 years
Renovation	3 years

F-7

2	Summary of significant accounting policies (cont’d)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months period ended October 31, 2024 and 2025, no impairment of long-lived assets was observed and recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	-	observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, inventories and liabilities, accounts payable, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company follows the revenue requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASC allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expect to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenues are generally recognized upon the transfer of control via acceptance of promised products provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

F-8

2	Summary of significant accounting policies (cont’d)

The Company generates revenue from the following streams:

Sales of microscopes and parts

The Company sells microscopes and parts. Revenue is recognized when the goods are delivered to the customer and all criteria for acceptance have been satisfied. The goods are often sold with a right of return when goods are defective. Up till October 31, 2025, there has been no returns from customers.

The amount of revenue recognized is based on the transaction price, which comprises the contractual price. Based on the Company’s experience with similar types of contracts, variable consideration is typically constrained and is included in the transaction only to the extent that it is a highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred where the amortization period of the asset that would otherwise be recognized is one year or less.

Services

The Company provides services. Revenue is recognized as the services are rendered and the customer simultaneously receives and consumes the benefits of the services.

Services are generally provided with acceptance criteria, and revenue is recognized when such criteria are satisfied. In certain cases, the Company may be required to perform rework if services do not meet agreed specifications; however, as of October 31, 2025, no significant service rework or adjustments have been required.

The amount of revenue recognized is based on the transaction price, which comprises the contractual consideration. Based on the Company’s experience with similar types of contracts, variable consideration is typically constrained and is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred where the amortization period of the asset that would otherwise be recognized is one year or less.

Contract Assets and contract liabilities

The contract assets primarily relate to the Company’s rights to bill for work completed but not billed at the reporting date. The contract assets are transferred to receivables until the subsequent billing phase. The contract liabilities primarily relate to advance billing to customers based on the contract, for which project task has not yet been completed.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Concentrations and credit risk

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of October 31, 2024 and 2025, the Company’s assets were located in Singapore and the Company’s revenue was derived from the operation in Singapore.

For the six months period ended October 31, 2024 and 2025, top 5 customers accounted for 99.9% and 85.0% of total revenue, respectively. The top 5 suppliers accounted for 100.0% and 92.1%   of our total purchases, respectively.

For the six months period ended October 31, 2024, customer A, customer B, customer C and customer D accounted for 59.8%, 12.9%, 9.5% and 9.5% of the Company’s total revenue and 8.8% (customer A), 6.6% (customer C) and 11.5% (customer D) of the total accounts receivable as of October 31, 2024; whereas customer B has no outstanding as of October 31, 2024. For the six months period ended October 31, 2025, customer A, customer B, customer C and customer D accounted for 26.2%, 16.6%, 16.2% and 13.1% of the Company’s total revenue and 10.1% (customer A), 15.2% (customer B) and 20.7% (customer D) of the total accounts receivable as of October 31, 2025; whereas customer C has no outstanding as of October 31, 2025.

For the six months period ended October 31, 2024, vendor A, vendor B and vendor C accounted for 76.2%, 14.6% and 9.2% of the Company’s total purchases and 29.8%  (vendor B) and 40.5% (vendor C) of the total accounts payable as of October 31, 2024; whereas vendors A has no outstanding as of October 31, 2024  . For the six months period ended October 31, 2025, vendor A, vendor B and vendor C accounted for 33.0%, 20.4% and 19.9% of the Company’s total purchases and 0.8% (vendor A) and 8.2% (vendor B) of the total accounts payable as of October 31, 2025; whereas vendor C has no outstanding as of October 31, 2025.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. Government grant is recognized as ‘Other income’ in Unaudited Condensed Consolidated statement of operations and comprehensive loss.

F-9

2	Summary of significant accounting policies (cont’d)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Foreign currency and foreign currency translation

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary in the British Virgin Island is United States Dollar (“US$”), and the functional currency of its subsidiaries in Singapore and Vietnam is Singapore dollar (“S$”) and Vietnamese Dong (“VND”) respectively.

Convenience translation

Translations of the consolidated balance sheet, consolidated statement of operations and comprehensive loss, statement of shareholders deficit and consolidated statement of cash flows from S$ into US$ as of and for the year ended October 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7685 = S$1 as set forth in the statistical release of the Federal Reserve System on October 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on October 31, 2025, or at any other rate., or at any other rate.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carry forward that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the six months period ended October 31, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

F-10

2	Summary of significant accounting policies (cont’d)

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premises. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended October 31, 2024 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

The Company’s operating lease liabilities and right-of-use assets are disclosed in Note 8.

Net (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company incurs a loss, diluted shares are not included, as their inclusion would have an anti-dilutive effect. The Company did not have any dilutive securities or debt for each of six months ended October 31, 2024 and 2025.

Going Concern

As of the six months period ending October 31, 2025, the Group had a net loss of S$1,505,248 (approximately US$1,156,784) and incurred a negative cashflow from operations of S$1,291,946 (approximately US$992,859), against a cash balance of S$54,989 (approximately US$42,259). This raises substantial doubt about our ability as a going concern.

To sustain our ability to support our ongoing activities, we considered supplementing our sources of funding through the following:

-	Cash flow from operations through sale of our products
-	Net negative cash burn from operation has reduced to less than S$0.2m per month after the restructuring exercise from June 2025 onwards
-	Continuous support from major shareholders, such as Tonghuai SG Enterprise Pte. Ltd. which has provided the shareholders loan

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there will likely be a material adverse effect on the Company’s business. All these factors raise substantial doubt about the ability of the Company to continue as a going concern.

There is no immediate liquidation concern for the Company; however, there is substantial doubt on the Company being a going concern but the management has positive mitigation plan to handle going concern issue.

The unaudited consolidated financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In May 2025, the FASB issued the amendments in Accounting Standards Update No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer, require that a grantor apply the guidance in Topic 718, Compensation—Stock Compensation, to measure and classify share-based consideration payable to a customer (the “Topic 718 approach”). The Company generates revenue from the sale of products and services. The FASB has issued guidance clarifying the accounting for share-based consideration payable to customers, which affects the application of revenue recognition guidance. The Company has evaluated the impact of this guidance on its unaudited condensed consolidated financial statements and does not expect a material impact, as it does not have arrangements involving equity-based payments to customers.

In July 2025, the FASB has issued an update to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. This update provides practical expedients for estimating expected credit losses on financial assets measured at amortized cost, including trade receivables and contract assets. The Company’s exposure to credit risk arises primarily from trade receivables generated from both product sales and service arrangements. The Company has evaluated the impact of this guidance on its unaudited condensed consolidated financial statements and does not expect a material impact on its unaudited condensed consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of operations and cash flows.

F-11

3 Account receivable, net

	As of
	April 30, 2025	October 31, 2025	October 31, 2025
	S$	S$	US$
	Audited	Unaudited	Unaudited
Accounts receivable	38,384	47,623	36,598
Less: allowance for credit losses	-	-	-
Total accounts receivable	38,384	47,623	36,598

4 Other current assets

	As of
	April 30, 2025	October 31, 2025	October 31, 2025
	S$	S$	US$
	Audited	Unaudited	Unaudited
Deposit	48,108	52,693	40,495
Prepayment	44,042	46,511	35,744
Other current assets	48,250	6,122	4,704
	140,400	105,326	80,943

5 Loan to third party

	As of
	April 30, 2025	October 31, 2025	October 31, 2025
	S$ Audited	S$ Unaudited	US$ Unaudited
Loan to third party	1,623,608	1,121,323	861,737
Allowance for impairment of loan	(1,223,608)	(1,121,323)	(861,737)
	400,000	-	-

On 19th January 2024, the Company provided a loan to PT Neura Integrasi Solusi, a technology company providing pathology related software solutions. The loan bears an interest at a rate of 1% per annum, with a maturity date of 36 months and is due on demand. The purpose of the loan was to provide working capital for our Indonesian partner in the expansion of our business. As of April 30, 2025 the carrying amount of the loan has been partially impaired by S$1,223,608, with a carrying amount of S$400,000 after the impairment. As of October 31, 2025, repayment of S$502,283 was received resulting in a reversal of impairment of S$102,283.

F-12

6 Property and equipment, net

	As of
	April 30, 2025	October 31, 2025	October 31, 2025
	S$	S$	US$
	Audited	Unaudited	Unaudited
Production equipment	742,860	742,860	570,887
Computer and software	94,238	93,320	71,716
Furniture and Fittings	9,070	12,202	9,377
Office Equipment	6,689	6,689	5,140
Renovation	117,803	117,803	90,532
Construction in Progress	868	8,280	6,365
Total	971,528	981,154	754,017
Less: accumulated depreciation	(684,970)	(773,107)	(594,133)
Net book value	286,558	208,047	159,884

Depreciation expense for the six months periods ended October 31, 2024 and 2025 was S$95,602 and S$89,026 (US$68,417) respectively.

7 Inventories

	As of
	April 30, 2025	October 31, 2025	October 31, 2025
	S$	S$	US$
	Audited	Unaudited	Unaudited
Parts	53,021	46,120	35,443
Partial finished goods	94,391	101,906	78,315
Finished goods	162,595	163,629	125,749
	310,007	311,655	239,507

No inventory obsolescence or write-down was recognized during six months period ended October 31, 2025.

8 Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has four office premises operating lease agreements with lease terms ranging from two to three years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

F-13

8	Leases (cont’d)

As of October 31, 2025, the Company had the following non-cancellable operating lease contracts:

Description of lease	Lease term

Office premises	2 to 3 years

(a)	Amount recognized in the consolidated balance sheets:

	As of
	April 30, 2025	October 31, 2025	October 31, 2025
	S$	S$	US$
	Audited	Unaudited	Unaudited
Right-of-use assets	131,845	50,625	38,905
Operating lease liabilities
Current	109,142	40,368	31,022
Non-current	22,703	10,257	7,883
	131,845	50,625	38,905

(b)	A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	For Six months Periods Ended October 31,
	2024	2025	2025
	S$	S$	US$
	Unaudited	Unaudited	Unaudited
Operating lease expense	70,281	82,720	63,571

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of April 30, 2025 and October 31, 2025 were as follows:

	Minimum lease payment
	S$ Audited	US$ Audited
Years ending April 30,
2026	112,144	86,183
2027	23,189	17,821
Total future minimum lease payments	135,333	104,004
Less imputed interest	(3,488)	(2,681)
Present value of operating lease liabilities	131,845	101,323
Less: current portion	(109,142)	(83,876)
Long-term portion	22,703	17,447

	Minimum lease payment
	S$ Unaudited	US$ Unaudited
Twelve months ending October 31,
2026	41,444	31,850
2027	10,366	7,966
Total future minimum lease payments	51,810	39,816
Less imputed interest	(1,185)	(911)
Present value of operating lease liabilities	50,625	38,905
Less: current portion	(40,368)	(31,022)
Long-term portion	10,257	7,883

The following summarizes other supplemental information about the Company’s lease as of April 30, 2025 and October 31, 2025:

As of,
	April 30, 2025	October 31, 2025
	Audited	Unaudited
Weighted average discount rate	4.75%	4.47%
Weighted average remaining lease term	13 months	12 months

F-14

9 Bank loans

On August 11, 2022, the Company has acquired a 5-year S$270,000 temporary bridging loan which expires in August 2027. The bank loan which carries interest of 4.75% per annum is secured by joint and several guarantee by Andrew Yeo Eng Sian (former Chief Executive Officer) and Beh Hook Seng (Executive Chairman). As of April 30, 2025 and October 31, 2025, the carrying amount of the bank loan was S$133,979 and S$106,508 (US$81,852), respectively.

On November 4, 2022, the Company has acquired another 5-year S$500,000 secured fixed rate bank loan which expires in November 2027. The bank loan which carries interest of 7.75% per annum is secured by joint and several guarantee by Beh Hook Seng, Andrew Teo Eng Sian, Wong Teck Far and Chua Jun Hao, David. This loan has been fully paid in May 2024.

Interest expenses for the six months periods ended October 31, 2024 and 2025 are S$4,916 and S$2,919 (US$2,244), respectively.

The maturities schedule is as follows:

	Amount	Amount
	S$	US$
	Unaudited	Unaudited
Year ending October 31,
2026	56,951	43,767
2027	49,557	38,085
Total	106,508	81,852
Less: current portion	(56,951)	(43,767)
Long-term portion	49,557	38,085

10 Accruals and other current liabilities

	As of,
	April 30, 2025	October 31, 2025	October 31, 2025
	S$	S$	US$
	Audited	Unaudited	Unaudited
Accruals	99,429	194,056	149,132
Provision for reinstatement	32,000	32,000	24,592
Other payables	51,421	29,279	22,501
Non-trade creditors	358,828	524,636	403,183
Total	541,678	779,971	599,408

11 Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on March 7, 2024. The original authorized share capital of the Company was US$100,000 divided into 950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, par value US$0.0001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting rights. Each holder of our Class A Ordinary Share is entitled to one (1) vote per share. Each holder of our Class B Ordinary Share is entitled to twenty (20) votes per share.

The Company issued 25,727,001 Ordinary Class A and Class B Shares as of April 30, 2025 and as of October 31, 2025.

F-15

12 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of April 30, 2025 and October 31, 2025:

Name of related parties	Relationship with the Company
Tonghuai SG Enterprise Pte. Ltd.	Major shareholder
Singlight Technology Holdings Pte. Ltd.	Shareholder of the Company

Amount due to major shareholder

The Company received loan proceeds from major shareholder, Tonghuai SG Enterprise Pte. Ltd. for business working purposes. The payable balance due to Tonghuai SG Enterprise Pte. Ltd. was S$2,995,423 and S$3,755,423 (US$2,886,043) as of April 30, 2025 and October 31, 2025. Such balance is interest free, unsecured, and due on demand.

Tonghuai SG Enterprise Pte. Ltd will continue to provide cash injections to the Company based on agreement as and when signed.

Related Party Transactions

During the six months period ended October 31, 2024 and 2025, other than the loan from major shareholder, no other transaction occurred.

13 Income taxes

Caymans and BVIs

The Company and its subsidiaries are domiciled in the Cayman Island and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

Phaos Technology Pte. Ltd. is incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Vietnam

Phaos Solutions Vietnam Company Limited is incorporated in Vietnam and are subject to Vietnam Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The applicable tax rate is 20% in Vietnam, but from October 1, 2025 onwards, applicable rate will be 15% if the annual turnover is no more than VND 3 billion.

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	For Six Months Periods Ended October 31,
	2024	2025	2025
	S$	S$	US$
	Unaudited	Unaudited	Unaudited
Loss before tax	(2,019,092)	(1,505,248)	(1,156,784)
Singapore income tax rate	(17.0)%	(17.0)%	(17.0)%
Reconciling items:
Non-deductible expenses	0.9%	1.0%	1.0%
Deferred tax assets on temporary differences not recognized	16.1%	16.0%	16.0%
Effective tax rate	-	-	-

F-16

13	Income taxes (cont’d)

Deferred tax

Significant components of deferred tax were as follows:

	As of,
	April 30, 2025	October 31, 2025	October 31, 2025
	S$	S$	US$
	Audited	Unaudited	Unaudited
Net operating loss carried forward	10,094,281	11,507,805	8,843,748
Deferred tax assets, gross	1,716,028	1,956,327	1,503,437
Valuation allowance	(1,716,028)	(1,956,327)	(1,503,437)
Deferred tax assets, net of valuation allowance	-	-	-

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable income will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

The deferred tax assets not recognized as of April 30, 2025 and October 31, 2025 was S$1,716,028 and S$1,956,327 (US$1,503,437) respectively. The deferred tax assets not recognized was primarily related to the Company’s net loss (tax losses) carry forwards, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Tax losses on Net Operating Losses can be carried forward indefinitely unless there’s a major change in shareholding.

14 Other operating expenses

	For Six Months Periods Ended October 31,
	2024	2025	2025
	S$	S$	US$
	Unaudited	Unaudited	Unaudited
Marketing expenses	30,841	9,890	7,600
Professional fees	317,947	582,100	447,344
Travelling expenses	71,063	26,582	20,428
Other expenses	126,337	152,473	117,177
Total	546,188	771,045	592,549

F-17

15 Other income

	For Six Months Periods Ended October 31,
	2024	2025	2025
	S$	S$	US$
	Unaudited	Unaudited	Unaudited
Interest income	5,832	1	1
Government grants	30,889	20,968	16,114
Other	20,710	20,916	16,074
Total	57,431	41,885	32,189

16 Loss per share

Basic loss per share is the amount of losses available to each ordinary share outstanding during the reporting period. Diluted loss per share is the amount of losses available to each ordinary share outstanding during the six months period ended October 31, 2024 and 2025.

	For Six Months Periods Ended October 31,
	2024	2025	2025
	S$	S$	US$
	Unaudited	Unaudited	Unaudited
Numerator:
Net loss available to common stockholders	(2,019,092)	(1,505,248)	(1,156,784)
Denominator:
Weighted average Class A and Class B shares outstanding – basic and diluted	25,598,876	25,727,001	25,727,001
Loss per common share:
Basic and diluted	(0.08)	(0.06)	(0.04)

17 Commitment and Contingencies

For the details on future minimum lease payment under the non-cancellable operating leases as of October 31, 2025, please refer to Note 8 set forth in the Notes to the Consolidated Financial Statements.

As of April 30, 2025 and October 31, 2025, the Company did not have any capital commitments and contingencies.

18 Reclassification

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations, cash flow and performance position. A reclassification has been made to the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended October 31, 2024, to reclassify the labor costs in costs of goods sold to employee benefits expenses and other operating expenses.

19 Subsequent events

The Company has assessed all subsequent events through the date that the unaudited condensed consolidated financial statements were issued and other than the following, there are no further material subsequent events that require disclosure in these unaudited condensed consolidated financial statements.

On November 12, 2025, the Company entered into an underwriting agreement by and among certain selling shareholders of the Company (the “Selling Shareholders”), and Network 1 Financial Securities Inc., as representative (the “Representative”) of the underwriters named therein (the “Underwriting Agreement”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment initial public offering (the “IPO”) an aggregate of 3,600,090 class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of the Company (the “IPO Shares”), at a public offering price of $4.00 per share (the “Offering Price”). Of the IPO Shares, 2,700,000 Class A Ordinary Shares were offered by the Company and 900,090 Class A Ordinary Shares were offered by the Selling Shareholders. The Company did not receive any proceeds from the sale of the Class A Ordinary Shares sold by the Selling Shareholders. Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Shares, the Company and the Selling Shareholders agreed to sell the IPO Shares to the Representative at a purchase price of $3.70 (92.5% of the Offering Price). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 405,000 Class A Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the IPO Shares sold by the Company in the IPO, less underwriting discounts and a non-accountable expense allowance.

On November 24, 2025, Network 1 Financial Securities Inc., as the representative of the underwriters (the “Representative”) of the initial public offering of the Company, exercised its over-allotment option (the “Option”) in full to purchase an additional 405,000 class A ordinary shares, par value $0.0001 per share (the “Option Shares”) of the Company, representing fifteen percent (15%) of the class A ordinary shares sold by the Company in the Company’s initial public offering (the “IPO”) at the public offering price of $4.00 per share (the “Offering Price”), before deducting underwriting discounts.

On March 30, 2026, the Company adopted the Phaos Technology Holdings (Cayman) Limited 2026 equity incentive plan (the “2026 Equity Incentive Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2026 Plan has a maximum number of 2,741,350 Class A ordinary shares, par value $0.0001 per share, of the Company available for issuance pursuant to all awards under the 2026 Equity Incentive Plan.

F-18